Exhibit 4.1

DESCRIPTION OF REGISTERED SECURITIES

ProKidney Corp. (the “Company,” “we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Class A common stock, par value $0.0001 per share (the “Class A Common Stock”). In addition, this Description of Registered Securities also contains a description of the Company’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and together with the Class A Shares, the “Common Stock”), which are not registered pursuant to Section 12 of the Exchange Act but are exchangeable for Class A Common Stock. The description of the Class B Common Stock is necessary to understand the material terms of the Class A Common Stock. The following description of the material terms of our share capital includes a summary of certain provisions of our certificate of incorporation (the “Charter”), the Company’s by-laws (the “By-Laws” and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”). This description is qualified by reference to our Charter which is incorporated by reference as an exhibit to this annual report on Form 10-K (the “Report”). We encourage you to read our Charter and applicable provisions of the DGCL carefully. Terms used herein but not defined have the meanings set forth in the Report.

Defined terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025.

Authorized and Outstanding Stock

The Charter authorizes the issuance of 1,250,000,000 shares of capital stock, consisting of:

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700,000,000 shares of Class A common stock, par value $0.0001 per share (“Class A common stock”);
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500,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B common stock”); and
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50,000,000 shares of preferred stock, par value $0.0001 per share (“preferred stock”).

As of December 31, 2025, there were 141,807,277 shares of Class A common stock and 159,262,779 shares of Class B common stock outstanding and approximately 30 holders of Class A common stock and 3 holders of Class B common stock of record. As of December 31, 2025, there were no shares of preferred stock outstanding, and we have no present plans to issue any preferred stock.

Class A Common Stock

Voting Rights

Each holder of the shares of Class A common stock is entitled to one vote for each share of Class A common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. The holders of the shares of Class A common stock do not have cumulative voting rights in the election of directors. Generally, all matters to be voted on by stockholders must be approved by the affirmative vote of a majority in voting power of shares of stock present in person or represented by proxy and entitled to vote thereon (or, in the case of election of directors, by a plurality of voting power of the outstanding shares present in person or represented by proxy and entitled to vote on the election of directors), except as otherwise provided by the Charter or any applicable law. Notwithstanding the foregoing, the holders of the outstanding shares of Class A common stock are entitled to vote separately upon any amendment to the Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of common stock in a manner that is adverse as compared to the Class B common stock (in addition to any other class vote required by applicable law).

Dividend Rights

Subject to applicable law and the preferences that may be applicable to any shares of preferred stock then outstanding, the holders of shares of Class A common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors of the Company (the “Board”) out of assets of the Company legally available therefor.

Rights upon Liquidation, Dissolution and Winding-Up

Subject to applicable law, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, after payment of the Company’s debts and other liabilities, and of preferential and other amounts, if any, to which the holders of preferred stock are entitled, if any, the holders of the shares of Class A common stock are entitled to (i) receive, pari passu with the holders of shares of Class B common stock, an amount per share equal to the par value thereof, and (ii) thereafter, to share ratably in all assets remaining and available for distribution.

Preemptive or Other Rights

The holders of shares of Class A common stock have no preemptive or conversion rights or other subscription rights (other than in connection with certain issuances of common units under the limited liability company agreement of ProKidney Holdings, LLC, a Delaware limited liability company (“ProKidney Holdings”)). There are no redemption or sinking fund provisions applicable to the shares of Class A common stock. The rights, preferences and privileges of holders of shares of Class A common stock are subject to those of the holders of any shares of preferred stock the Company may issue in the future.

Class B Common Stock

Voting Rights

Each holder of the shares of Class B common stock is entitled to one vote for each share of Class B common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. The holders of the shares of Class B common stock do not have cumulative voting rights in the election of directors. Generally, all matters to be voted on by stockholders must be approved by the affirmative vote of a majority of the voting power of shares of stock present in person or represented by proxy and entitle to vote thereon (or, in the case of election of directors, by a plurality of voting power of the outstanding shares present in person or represented by proxy and entitled to vote on the election of directors), except as otherwise provided by the certificate of incorporation of the Company or any applicable law. Notwithstanding the foregoing, the holders of the outstanding shares of Class B common stock are entitled to vote separately upon any amendment to the Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of common stock in a manner that is adverse as compared to the Class A common stock (in addition to any other class vote required by applicable law).

Dividend Rights

Except as provided in the Charter with respect to stock dividends, dividends of cash or property may not be declared by the Board or paid on shares of Class B common stock.

Rights upon Liquidation, Dissolution and Winding-Up

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of Class B common stock are not entitled to receive any assets of the Company in excess of the par value of such shares (which such payment shall be pari passu with the holders of outstanding shares of Class A common stock).

Preemptive or Other Rights

Certain holders of shares of Class B common stock, who are also holders of common units of ProKidney Holdings (or certain permitted transferees thereof), subject to the procedures and restrictions set forth in that certain Amended and Restated Exchange Agreement, dated as of July 1, 2025, by and among the Company, ProKidney

Holdings and the other parties thereto (the “Exchange Agreement”), have the right to exchange one common unit of ProKidney Holdings and one share of Class B common stock (the “Paired Interest”) for one share of Class A common stock.

The holders of shares of Class B common stock do not have other preemptive, subscription, redemption or conversion rights. There is no redemption or sinking fund provisions applicable to the Class B common stock, other than with respect to the exchange of the Paired Interests for Class A common stock pursuant to the Exchange Agreement.

Issuance and Retirement of Class B Common Stock

In the event that any outstanding share of Class B common stock ceases to be held directly or indirectly by a holder of a corresponding common unit of ProKidney Holdings, such share will automatically be transferred to the Company for no consideration and thereupon will be retired.

Preferred Stock

No shares of preferred stock are currently issued or outstanding. The Charter authorizes the Board, subject to any limitations prescribed by the DGCL, by resolution or resolutions, at any time and from time to time, to provide, out of the authorized but unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series, and the designation of such series, the voting powers (whether none, limited or full) of the shares of such series, and the powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series and to cause to be filed with the Secretary of State of the State of Delaware a certificate of designation with respect thereto, provided that the aggregate number of shares issued and not retired of any and all such series shall not exceed the total number of shares of preferred stock authorized in the Charter. The powers, including voting powers (whether none, limited or full), preferences and relative, participating, optional and other special rights, if any, of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. Additionally, the issuance of preferred stock may adversely affect the holders of the common stock of the Company by restricting dividends on the shares of Class A common stock, diluting the voting power of the shares of Class A common stock and the shares of Class B common stock or subordinating the liquidation rights of the shares of Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the shares of Class A common stock. At present, we have no plans to issue any preferred stock.

Anti-Takeover Effects of Provisions of the Charter and the Bylaws

Certain provisions of the Charter and the Bylaws, as described below, could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of the Company. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage anyone seeking to acquire control of the Company to negotiate first with the Board. However, these provisions may also delay, deter or prevent a change in control or other takeover of the Company that stockholders of the Company might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of the common stock and also may limit the price that investors are willing to pay in the future for the common stock. These provisions may also have the effect of preventing changes in our management. We believe that the benefits of increased protection give the Company the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Classified Board

The Board is comprised of eight directors. The Charter provides that, subject to the right of holders of any series of preferred stock, the Board is divided into three classes of directors, apportioned to consist of, as nearly as possible, one third of the total number of directors, designated Class I, Class II and Class III, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual meeting. As a result, approximately one-third of the Board is elected each year.

The classification of directors has the effect of making it more difficult for members to change the composition of the Board. The Charter provides that the Board may increase or reduce the upper and lower limits of the number of directors by one or more resolutions of the Board, provided that in no event will a decrease in the number of directors shorten the term of any director then in office.

Stockholder Meetings

The Charter and the Bylaws provide that, subject to the rights of the holders of any outstanding series of preferred stock, special meetings of the Company’s stockholders may be called only by the chairperson of the Board, the chief executive officer or at the direction of the Board pursuant to a written resolution adopted by a majority of the total number of directors that the Company would have if there were no vacancies.

Stockholder Action by Consent

The Charter provides that any action required or permitted to be taken by the stockholders of the Company may be effected only at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent by such stockholders; provided, however, that any action required or permitted to be taken by the holders of Class B common stock, voting separately as a class, may be effected by the consent or consents (setting forth the action so taken) of the holders of the outstanding shares of Class B common stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, consenting together as a single class in lieu of a duly called annual or special meeting of holders of Class B common stock; provided, further, that any action required or permitted to be taken by the holders of any or all series of preferred stock voting separately as a series of preferred stock or separately as a class of preferred stock (including with respect to any such action specified in the Charter or any certificate of designation relating to any series of preferred stock) may be effected by the consent or consents (setting forth the action so taken), of the holders of outstanding shares of the relevant class or series of preferred stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Amendment of Bylaws

The Bylaws may generally be altered, amended or repealed, and new bylaws of the Company may be adopted, by:

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the approval of a majority of the Board; or
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the affirmative vote of holders of at least at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote thereon, voting together as a single class.

Indemnification

The Charter requires that the Company indemnify (and advance expenses to) its directors and officers to the fullest extent permitted by law, provided that we are not required to indemnify (or advance expenses to) any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the DGCL or any other applicable law, or (iv) such indemnification is required to be made under the indemnification rights enforcement provision of the Bylaws.

Pursuant to the Charter, no director or officer of the Company is personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exception from liability or limitation thereof is not permitted under the DGCL. Currently, Delaware law prohibits corporations from eliminating or limiting the liability of:

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a director or officer for any breach of the director’s or officer’s duty of loyalty to our company or our stockholders;
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a director or officer for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law;
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a director for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL;
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a director or officer for any transaction from which the director or officer derived an improper personal benefit; and
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An officer in any action by or in the right of the corporation. The limitation of liability of officers of ProKidney is limited only to persons who at the time of an act or omission as to which liability is asserted is deemed to have consented to service by the delivery of process to the registered agent of ProKidney pursuant to Section 3114(b) of Title 10 of the Delaware Code.

Anti~~‑~~Takeover Effects of Delaware Law

The Company is subject to Section 203 of the DGCL. Section 203 provides that the Company may not engage in a broad range of “business combinations” with any “interested stockholder” for a three-year period following the time that the person became an interested stockholder unless:

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prior to such time the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
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at or subsequent to the time the business combination is approved by the Board and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, consolidation, asset or stock sale, issuances of securities or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with that person’s affiliates and associates (as such terms are defined in Section 203 of the DGCL), owns (as such term is defined in Section 203 of the DGLC), or within the previous three years owned, 15% or more of our voting stock.

Section 203 could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company. Prior to the consummation of the Domestication, the board of directors of ProKidney Cayman adopted a resolution approving as an “interested stockholder” each shareholder of ProKidney Cayman who would otherwise become an “interested stockholder” of the Company as a result of the Domestication, together with their affiliates or associates, such that the restrictions on “business combinations” contained in Section 203 of the DGCL would not apply to any of such stockholders for purposes of Section 203 of the DGCL.

Exclusive Forum Provision

The Charter provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), to the fullest extent permitted by applicable law, be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Company; (B) any action or proceeding (including any class action) asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company to the Company or the Company’s stockholders; (C) any action or proceeding (including any class action) asserting a claim against the Company or any current or former director, officer or other employee of the Company arising out of or pursuant to any provision of the DGCL, the Charter or the Bylaws (as each may be amended from time to time); (D) any action or proceeding (including any class action) to interpret, apply, enforce or determine the validity of the Charter or the Bylaws (including any right, obligation or remedy thereunder); (E) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and/or (F) any action or claim against the Company or any current or former director, officer or other employee of the Company governed by the internal affairs doctrine or an “internal corporate claim” as defined in Section 115 of the DGCL, in each case, subject to said court having personal jurisdiction over the indispensable parties named as defendants therein.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock and the Class B common stock is Continental Stock Transfer & Trust Company.

Listing

Our shares of Class A common stock are listed on Nasdaq under the symbol “PROK.”